Exhibit 99.1

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(Millions of U.S. Dollars)

MITTAL STEEL COMPANY N.V.

Unaudited Condensed Consolidated Financial

Statements for the three month and six month periods

ended June 30, 2006

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(Millions of U.S. Dollars)

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(Millions of U.S. Dollars)

Unaudited Condensed Consolidated Balance Sheets

	June 30, 2006	December 31, 2005
ASSETS
Current Assets
Cash and cash equivalents	$2,121	$2,035
Restricted cash	1,054	100
Short-term investments	14	14
Trade accounts receivable – net	2,895	2,287
Inventories	5,856	6,036
Prepaid expenses and other current assets	1,022	1,040
Deferred tax assets – current	195	200

Total Current Assets	13,157	11,712

Property, plant and equipment – net	15,329	15,539
Investments in affiliates and joint ventures	1,154	1,187
Deferred tax assets – non current	914	785
Goodwill and Intangible fixed assets	1,898	1,439
Other assets	343	380

TOTAL ASSETS	$32,795	$31,042

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$169	$334
Trade accounts payable	2,617	2,504
Accrued expenses and other current liabilities	2,865	2,661
Deferred tax liabilities – current	160	116

Total Current Liabilities	5,811	5,615

Long-term debt, net of current portion	8,089	7,974
Deferred tax liabilities – non current	1,463	1,602
Deferred employee benefits	2,606	2,506
Other long-term obligations	1,268	1,361

Total Liabilities	19,237	19,058

Minority Interest	2,015	1,834

Shareholders’ Equity
Common shares	60	60
Treasury stock	(90)	(111)
Additional paid-in capital	2,476	2,456
Retained earnings	9,473	7,891
Accumulated other comprehensive income (loss)	(376)	(146)

Total Shareholders’ Equity	11,543	10,150

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$32,795	$31,042

See notes to the unaudited condensed consolidated financial statements

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(Millions of U.S. Dollars)

Unaudited Condensed Consolidated Statements of Income

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Sales	$9,230	$7,604	$17,660	$14,028
Costs and expenses
Cost of sales (exclusive of depreciation shown separately)	7,237	5,748	14,091	10,037
Depreciation	261	192	548	355
Selling, general and administrative expenses	267	273	558	526
Other operating (income)	(52)	—	(71)	—

	7,713	6,213	15,126	10,918

Operating income	1,517	1,391	2,534	3,110
Other income – net	3	35	10	40
Income from equity method investments	13	32	38	47
Financing costs:
Interest expense	(142)	(88)	(272)	(146)
Interest income	40	33	60	58
Net gain from foreign exchange transaction	75	4	80	17

	(27)	(51)	(132)	(71)

Income before taxes and minority interest	1,506	1,407	2,450	3,126

Income tax expense :
Current	281	161	432	451
Deferred	89	4	54	111

	370	165	486	562

Income before minority interest	1,136	1,242	1,964	2,564
Minority interest	(121)	(152)	(206)	(327)

Net income	$1,015	$1,090	$1,758	$2,237

Basic earnings per common share	$1.44	$1.57	$2.49	$3.35
Diluted earnings per common share	1.44	1.57	2.49	3.35
Basic weighted average common shares outstanding (in millions)	705	695	705	669
Diluted weighted average common shares outstanding (in millions)	706	695	706	669

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(Millions of U.S. Dollars, except share data)

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Net income	$1,015	$1,090	$1,758	$2,237
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(249)	(315)	(123)	(742)
Minimum pension liability adjustment	1	—	(5)	—
Unrealized gain (loss) on derivative financial instruments	(4)	(16)	(28)	6
Unrealized loss on available for sale security	(49)	(20)	(74)	(25)

Other Comprehensive Movements	(301)	(351)	(230)	(761)

Comprehensive income	$714	$739	$1,528	$1,476

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Shares	Amount	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustment	Minimum Pension Liability	Unrealized Gains on Derivative Financial Instrument	Unrealized Gains on Available for Sale Securities	Shareholders’ Equity
Balance at December 31, 2005	704	$60	$(111)	$2,456	$7,891	$315	$(679)	$(4)	$222	$10,150
Net Income					1,758					1,758
Dividend					(176)					(176)
Other Comprehensive Income						(123)	(5)	(28)	(74)	(230)
Treasury Stock			21	15						36
Stock based employee compensation expense				5						5

Balance at June 30, 2006	704	$60	$(90)	$2,476	$9,473	$192	$(684)	$(32)	$148	$11,543

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(Millions of U.S. Dollars)

Unaudited Condensed Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Operating activities:

Net income	$1,015	$1,090	$1,758	$2,237
Adjustments required to reconcile net income to net cash provided by operations:
Depreciation	261	192	548	355
Net accretion of purchased intangibles	(101)	(42)	(190)	(42)
Net foreign exchange loss gain	32	(7)	29	(12)
Deferred income tax	89	(17)	54	90
Income from equity method investment	(31)	—	(55)	—
Distribution from equity method investment	13	(14)	25	(24)
Loss (gain) on sale or write-off of property, plant & equipment	14	(15)	16	(15)
Minority interest	121	152	206	327
Other non-cash operating activities	(18)	(22)	(47)	(10)
Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	2	448	(542)	274
Inventories	(64)	210	244	(105)
Prepaid expenses and other assets	11	(149)	(3)	(236)
Trade accounts payable	188	(542)	84	(621)
Accrued expenses and other liabilities	148	(151)	(63)	(124)
Deferred employee benefit cost	39	(150)	43	(146)

Net cash provided by operating activities	1,719	983	2,107	1,948

Investing activities:
Purchase of property, plant and equipment	(348)	(255)	(611)	(460)
Proceeds from sale of assets and investments including affiliates and joint ventures	15	37	19	29
Acquisition of net assets of subsidiaries, net of cash acquired	(2)	(1,306)	(34)	(1,306)
Investments in affiliates and joint ventures	3	22	4	22
Restricted cash	(969)	(97)	(954)	(542)
Other investing activities	11	(1)	8	(1)

Net cash used in investing activities	(1,290)	(1,600)	(1,568)	(2,258)

Financing activities:
Proceeds from payable to banks	33	824	46	1,344
Proceeds from long-term debt	4,183	3,080	4,362	3,099
Debt issuance cost	(57)	(10)	(57)	(10)
Payments of payable to banks	(108)	(707)	(128)	(1,215)
Payments of long-term debt	(4,222)	(1,208)	(4,387)	(1,324)
Sale of treasury stock for stock options exercises	3	4	2	6
Dividends paid	(105)	(1,375)	(241)	(1,801)
Other financing activities	—	(18)	—	(18)

Net cash provided by (used in) financing activities	(273)	590	(403)	81

Net increase (decrease) in cash and cash equivalents	156	(27)	136	(229)
Effect of exchange rate changes on cash	(86)	(95)	(50)	(217)
Cash and cash equivalents:
At the beginning of the period	2,051	2,171	2,035	2,495

At the end of the period	$2,121	$2,049	$2,121	$2,049

See notes to the unaudited condensed consolidated financial statements

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars)

Note 1: Nature of business and basis of presentation

Nature of business

Mittal Steel Company N.V. (“Mittal Steel”) or (the “Company”), together with its subsidiaries, is a manufacturer of steel and steel related products. Mittal Steel owns and operates manufacturing facilities in the United States of America (“U.S.”), Mexico, Canada, Trinidad and Tobago (“Trinidad”), Germany, France, Kazakhstan, Algeria, Romania, Czech Republic, Poland, South Africa, Ukraine, Macedonia and Bosnia and Herzegovina.

These manufacturing facilities, each of which includes its respective subsidiaries, are referred to herein as the “Operating Subsidiaries”.

Organization

Mittal Steel is formed and organized under the laws of the Netherlands to hold directly or indirectly certain subsidiaries involved in the steel manufacturing activities described above. Mittal Steel has no manufacturing operations of its own and its major assets are interests in the common and preferred stock of the Operating Subsidiaries.

Basis of presentation

The condensed consolidated interim financial statements for the six month period ended June 30, 2006, which include the accounts of Mittal Steel and its operating subsidiaries, all of which are controlled by Mittal Steel, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are consistent in all material respects with those applied in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005. The notes and accompanying condensed consolidated interim financial statements are unaudited and in the opinion of management, include all necessary adjustments for a fair presentation of the results for the interim periods. The interim periods are not necessarily indicative of the results expected for the full year or any future period. Intercompany balances and transactions have been eliminated in consolidation.

These interim financial statements are prepared in accordance with Securities and Exchange Commission (the “SEC”) rules and regulations, which allow certain information and footnote disclosures, normally included in the annual financial statements, to be condensed or omitted. As a result, these interim financial statements should be read in conjunction with the consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2005.

Foreign currency translation and translation of financial statements

The functional currency of each of the Operating Subsidiaries is the U.S. Dollar, except for Mittal Canada, Mittal Steel Ostrava, Mittal Steel South Africa, Mittal Steel Poland, Mittal Steel Iasi, Mittal Steel Hunedoara, Mittal Steel Roman, Mittal Steel Europe SA, and the Operating Subsidiaries in France, Germany, Macedonia and Bosnia and Herzegovina whose functional currency is the local currency.

Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the statements of income.

Upon consolidation, the results of operations of Mittal Steel’s subsidiaries and affiliates whose functional currency is other than the U.S. Dollar are translated into U.S. Dollars at average exchange rates for the year and assets and liabilities are translated at year-end exchange rates. Translation adjustments are presented as a separate component of other comprehensive income (“OCI”) in the consolidated financial statements and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or affiliated company.

Note 2: Recently Issued or Adopted Accounting Pronouncements

SFAS 151

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards ( “SFAS”) No. 151, Inventory Costs. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. There was no material impact to the Company’s financial statements upon the adoption of SFAS No. 151 on January 1, 2006.

SFAS 123R

In December 2004, the FASB issued SFAS No. 123R Share Based Payment, which replaces SFAS No. 123 Accounting for Stock-Based Compensation, and supersedes APB No. 25 Accounting for Stock Options Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. We started expensing stock options from 2003 using the prospective method. In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment regarding the SEC’s interpretation of SFAS No. 123R and the valuation of share-based payments for public companies. The adoption of SFAS No. 123R on January 1, 2006 had no impact on the Company’s financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars)

FSP FAS 109-1

In December 2004, the FASB staff issued FASB Staff Position (“FSP”) SFAS No. 109-1 Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. This FSP clarifies that the manufacturer’s deduction provided for under the American Jobs Creation Act of 2004 should be accounted for as a special deduction in accordance with SFAS No. 109 and not as a tax rate reduction. The Company accounted for the special deduction accordingly, beginning with the date of the act’s enactment.

SFAS 153

In December 2004, the FASB issued SFAS No. 153, Exchange of Non-monetary Assets. SFAS No. 153 is based on the principle that exchange of non-monetary assets should be measured based on the fair market value of the assets exchanged. SFAS No. 153 eliminates the exception of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 was effective for non-monetary asset exchanges in 2006 and thereafter. The Company believes the adoption of SFAS No. 153 will not have a material effect on its consolidated financial statements.

EITF 04-6

In March 30, 2005 meeting, the FASB ratified the consensus reached by the Task Force on the Emerging Issues Task Force (“EITF”) No. 04-06, Accounting for Stripping Costs Incurred during Production in the Mining Industry. EITF 04-06 describes the consensus reached that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. The consensus in this Issue is effective for the first reporting period in fiscal years beginning after December 15, 2005.

FIN 47

In March 2005, the FASB issued FASB Interpretation (“FIN”) No.47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143, which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No.47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN No.47 did not have a material effect on the Company’s consolidated financial statements.

SFAS 154

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections which replaces APB No. 20 Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28. SFAS No.154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the earliest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No.154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company believes the adoption of SFAS 154 will not have a material effect on its consolidated financial statements.

SFAS 155

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. This statement eliminates a restriction on the passive derivatives instruments that a qualifying special-purpose entity (“SPE”) may hold and is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact, but does not expect the adoption of this pronouncement to have an impact on the Company’s consolidated financial statements.

SFAS 156

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets. Mittal Steel USA Inc. has a consolidated SPE that purchased certain of its receivables. This entity previously had a financing arrangement with a group of banks. That arrangement is no longer in place, but the SPE still exists. See Note 7(1) Debt-Former Credit Facilities in Mittal Steel USA Inc. financial statements contained in the Annual Report filed on Form 10-K for the year ended December 31, 2005 for further details. The Company is currently evaluating whether SFAS No.156 will impact accounting for its SPE and its consolidated financial statements. This statement is effective January 1, 2007.

FIN 48

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, which applies to all tax positions related to income taxes. FIN No. 48 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact, if any, this statement will have on its financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars)

Note 3: Acquisitions

Mittal Steel ISG

On April 15, 2005, International Steel Group, Inc (“ISG”) became a wholly owned subsidiary of Mittal Steel. ISG’s stockholders received $2,072 in cash and 60,891,883 shares of Mittal Class A common shares valued at $1,922. Mittal accounted for the acquisition under SFAS No. 141 Business Combinations.

Assets recorded in the purchase include $386 assigned to favorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to six years (two year weighted average). The fair value of $1,095 assigned to unfavorable supply and sales contracts is being amortized over the term of the associated contracts ranging from one to 15 years (three year weighted average). Income of $101 and $190 was recognized during the three and six month periods ended June 30, 2006, respectively, related to the net amortization of these items.

In connection with this acquisition, the Company identified certain facilities which are no longer operating. Mittal Steel permanently idled the iron and steel producing operations at the Weirton plant and a hot briquette iron plant in Trinidad. This will affect about 1,000 employees. A $180 liability was recorded comprised of $113 for contract termination costs, including lease obligations, and $67 for severance and other employee benefits.

The Company has recorded sales of $3,025 and net income of $158 for the three month period ended June 30, 2005 and sales of $6,589 and net income of $483 for the six month period ended June 30, 2005 on a pro forma basis, if the merger had been consummated at the beginning of the period. The pro forma adjustments include the effects of the increased value of property, plant and equipment, amortization of intangibles and other acquisition costs. This pro forma data is based on historical information and does not necessarily reflect the actual results that would have occurred, nor is it indicative of future results of operations.

Mittal Steel Kryviy Rih

On November 25, 2005, the Company acquired 93.02% of the outstanding common stock of OJSC Krivorizky Ore Mining Company and Steel Works Kryvorizstal (renamed Mittal Steel Kryviy Rih) from the governmentally run State Property Fund of Ukraine. Mittal Steel Kryviy Rih is the largest producer of carbon steel long products in the Ukraine and the nearby region. As a result of the acquisition, the Company is the leading provider of steel products in the region. The Company also expects to achieve synergies and increase productivity through integration with its operations. Mittal Steel Kryviy Rih was acquired for $4,908 in cash ($4,632 net of cash acquired). In connection with the acquisition, the Company has committed to make capital expenditures of $500 until 2010.

Based on our preliminary purchase price allocation for Kryviy Rih, at December 31, 2005 approximately $1,233 of excess purchase price over the fair value of the assets acquired was identified. In the first quarter of 2006 we adjusted the fair value of (mainly) property, plant and equipment acquired, which resulted in an increase in goodwill to $1,400. The allocation is subject to further refinement as additional information becomes available.

As of June 30, 2006 the allocation of the purchase price to assets acquired and liabilities assumed are preliminary and subject to revision. The results of Mittal Steel Kryviy Rih have been included in the consolidated financial statements since November 26, 2005.

Stelco

On February 1, Mittal Canada, a Canadian subsidiary of the Company, completed the acquisition of three subsidiaries of Stelco Inc (“Stelco”). Norambar Inc. and Stelfil Ltée plants located in Quebec and the Stelwire Ltd. Plant in Ontario were acquired at a cost of C$30 million (approximately $25). Mittal Canada has also assumed C$28 million (approximately $23) in debt.

As of June 30, 2006 the allocation of purchase price to assets acquired and liabilities assumed are preliminary and subject to revision. Preliminary purchase price allocation resulted in goodwill of $40.

Note 4: Investments in Affiliates and Joint Ventures

Hunan Valin Iron & Steel Group Co. Ltd

In 2005, as a consequence of publicly held outstanding convertible bonds being converted into shares, the shareholdings of Mittal Steel in Hunan Valin was diluted from 36.67% acquired to 31.43% at December 31, 2005. During January 2006, the conversion of all remaining convertible bonds occurred and, as a result, the equity shareholding of the Company decreased to 29.49%.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars)

Note 5: Inventories

Inventory, net of allowance for slow moving or obsolete inventory of $334 and $269 at June 30, 2006 and December 31, 2005, respectively, are comprised of the following:

	June 30, 2006	December 31, 2005
Finished products	$2,075	$2,005
Production in process	1,114	1,138
Raw materials	2,132	2,321
Manufacturing supplies, spare parts and other	585	579
LIFO reserve	(50)	(7)

	$5,856	$6,036

Note 6: Borrowing arrangements and indebtedness

On December 19, 2005, Mittal Steel Europe Group SA called the entire €70 million outstanding principal amount of its Senior Secured Notes with a maturity of February 1, 2011. The bonds were repaid on February 1, 2006 at 105.938% of par value. Penalties of $8 arising from the early retirement of these Bonds were accrued in 2005.

On January 30, 2006, the Company entered into a €5 billion (approximately $6 billion) credit agreement with a group of lenders to finance the cash portion of the offer for Arcelor along with related transaction costs. On January 30, 2006, the Company entered into a €3 billion (approximately $3.6 billion) credit agreement with the same group of lenders to refinance the 2005 Bridge Finance Facility. The two facilities bear interest at LIBOR/EURIBOR plus a margin based on a rating grid.

Mittal Steel’s $3.5 billion bridge financing facility used for the Mittal Steel Kryviy Rih acquisition has been repaid in full on June 26, 2006 and cancelled subsequently. Funding was provided from Mittal Steel’s € 3 billion refinancing facility entered into on January 30, 2006.

Mittal Steel signed two loan agreements of $29.3 each with the European Bank for Reconstruction and Development in December 2005. $29.3 was drawn on February 21, 2006 and transferred to Mittal Steel Skopje. The remaining $29.3 was drawn on May 4, 2006 and was transferred to Mittal Steel Zenica. The two loans have a maturity of 7 years and bear interest based on LIBOR plus a margin based on a ratings grid.

On April 1, 2006, Ispat Inland ULC redeemed $150 of floating rate senior secured notes bearing interest at LIBOR plus 6.75% due April 1, 2010. Ispat Inland ULC redeemed the notes at a price of 103% of the principal amount.

On April 4, 2006, Mittal Steel signed a $200 loan agreement with the European Bank for Reconstruction and Development, for onlending to Mittal Steel Kryviy Rih. The loan has a maturity of 7 years and bears interest based on LIBOR plus a margin based on a ratings grid. Drawdown on this facility took place on May 11, 2006.

On April 20, 2006, the Pension Benefit Guaranty Corporation (“PBGC”) converted the entire $35 outstanding principal amount plus accrued interest of the convertible note bearing interest of 6% and due on May 6, 2007 into 1,268,719 class A common shares of Mittal Steel.

On May 23, 2006, the Company entered into a €2.8 billion bridge facility agreement with a group of lenders to finance the cash portion of the increased offer for Arcelor along with related transaction costs. The facility bears interest at EURIBOR plus a margin based on a rating grid and is repayable in 2007.

Note 7: Shareholders’ Equity

The authorized common shares of the Company consist of 5,000,000,000 Class A common shares, with a par value of Euro 0.01 per share, and 721,500,000 Class B common shares, with a par value of Euro 0.10 per share. At June 30, 2006 255,401,673 (December 31, 2005 - 255,401,673) class A common shares and 457,490,210 (December 31, 2005 - 457,490,210) class B common shares were issued and 247,935,538 (December 31, 2005 – 246,572,889) class A common shares (excluding treasury shares) and 457,490,210 (December 31, 2005 – 457,490,210) class B common shares were outstanding.

As of June 30, 2006 the Company held 7,466,135 treasury shares.

On February 14, 2006, the Company’s board of directors declared an interim dividend of $0.125 per share payable on March 15, 2006 and decided to propose to the general meeting of shareholders to amend the dividend policy going forward to a quarterly dividend of $0.125 per share. The first quarterly dividend has since been paid.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars)

Stock Option Plan

In 1999, the Company established the Mittal Steel Global Stock Option Plan (“Mittal Shares”). Under the terms of Mittal Shares, the Company may grant options to purchase common shares to senior management of Mittal Steel and its affiliates for up to 20,000,000 shares of common shares. The exercise price of each option equals not less than the fair market value of Company stock on the date of grant, with a maximum term of 10 years. Options are granted at the discretion of the Company’s Board of Directors’ Remuneration Committee or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

The fair value of each option grant to purchase Mittal Steel common shares is estimated on the date of grant using Black-Scholes option pricing model with the following weighted-average assumptions:

Year of grant 2005
Dividend yield	1.44%
Expected annualized volatility	52%
Discount rate—Bond equivalent yield	4.50%
Expected life in years	6

The status of the Plan with respect to the Company is summarized below at June 30, 2006:

	Number of Shares	Range of Exercise Prices	Weighted Average Exercise Prices
Outstanding, December 31, 2005	5,057,306	$2.26 –$ 28.75	$22.92
Exercised	(96,716)	$2.26– $ 11.94	$6.48
Cancelled	(4,000)	$8.57- $ 11.94	$10.25

Outstanding, June 30, 2006	4,956,590	$2.26- $ 28.75	$23.25

Exercisable, June 30, 2006	1,251,650	$2.26 -$ 11.94	$6.99

The following table summarizes information about stock options at June 30, 2006

Options Outstanding

Exercise Prices	Number of Shares	Weighted Average Contractual Life (in years)	Options Exercisable Number of Shares
$28.75	3,704,940	9.15	—
11.94	373,149	3.21	373,149
8.57	365,100	3.92	365,100
2.26	513,401	5.77	513,401

$ 2.26 – $ 28.75	4,956,590	7.97	1,251,650

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars)

Note 8: Balances and Transactions with Related Parties

Transactions with major related parties were as follows:

	Three months June 30,		Six months June 30,
	2005	2006	2005	2006
Mittal Steel purchases from related parties	$404	$320	$604	$638
Mittal Steel sales of inventory to related parties	$397	$496	$1,056	$1,007

	June 30, 2006	December 31, 2005
Balance sheet
Receivable from related parties	$193	$168
Payable to related parties	$119	$125

Related transactions and balances mainly relate to sales and purchases of inventory with joint ventures and other partnerships in the normal course of business.

Note 9: Provisions for environmental liabilities, asset retirement obligations and restructuring

	Balance at December 31, 2005	Additions charged to Income	Deductions/ Release	Foreign currency exchange difference	Balance at June 30, 2006
Environmental (see note 11)	$431	$8	$(19)	$(13)	$407
Asset retirement obligation	198	8	(28)	2	180
Restructuring	85	180	(70)	3	198

Total	$714	$196	$(117)	$(8)	$785

Long-term liabilities	577				657
Current liabilities	137				128

Total	$714				$785

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars)

Note 10: Pensions and Other Post-Retirement Plans

The Company’s principal Operating Subsidiaries in the U.S., Canada, Trinidad, Germany and France provide defined benefit pension plans to their employees.

Pension Plans

The components of the net periodic benefit cost of the defined benefit plans were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Service cost	$14	$14	$29	$27
Interest cost	52	49	103	97
Expected return on plan assets	(62)	(53)	(123)	(105)
Amortization of net (gain) loss	20	17	39	35
Amortization of prior service cost	6	—	11	—

Net Periodic Cost (Benefit)	$30	$27	$59	$54

Post-employment benefits

Mittal Steel’s Operating Subsidiaries in the U.S., Canada and France provide post-retirement benefits, including medical and life insurance benefits to retirees.

The components of the net periodic benefit cost of the other post-retirement benefit plans were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Service cost	$3	$2	$5	$4
Interest cost	15	14	30	27
Expected return on plan assets	—	(1)	—	(1)
Amortization of net (gain) loss	1	—	2	—
Amortization of prior service cost	(19)	(7)	(38)	(14)

Net Periodic Benefit Cost	$—	$8	$(1)	$16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars)

Note 11: Commitments and contingencies

Commitments

Mittal Steel leases various facilities, land and equipment under non-cancellable lease arrangements. In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

In the normal course of business, Mittal Steel enters into various long-term raw material supply contracts, which generally provide for the purchase prices to be negotiated annually based on market prices.

The Company does not believe that, as of June 30 2006, any material matters exist relating to the fiscal matters in its country of incorporation and the countries where its operating subsidiaries conduct business, including the current pending or future governmental claims and demands, would require adjustment to the consolidated financial statements.

Mittal Steel USA

Under RCRA and similar U.S. state programs, the owners of certain facilities that manage hazardous wastes are required to investigate and, if appropriate, remediate historic environmental contamination found at such facilities. All of the Company’s major operating and inactive facilities are or may be subject to a corrective action program or other laws or regulations relating to environmental remediation, including projects relating to the reclamation of industrial properties known as brownfield projects. Mittal Steel USA disclosed matters associated with remediation obligations or activities at its Lackawanna, New York, Sparrows Point, Maryland, Johnstown, Pennsylvania, Indiana Harbor East, Indiana Harbor West, Burns Harbor Indiana, Cleveland, Ohio, Weirton, West Virginia, Bethlehem, Pennsylvania, Riverdale, Illinois and Pennsylvania Coal mine properties in its 2005 Form 10-K. Additional disclosures and material changes with respect to the Company’s remediation obligations or activities relative to the 2005 Form 10-K report are provided in this report.

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or Superfund, and analogous state laws can impose liability for the entire cost of cleanup at a site upon current or former site owners or operators or parties who sent hazardous materials to the site, regardless of fault or the lawfulness of the activity that caused the contamination. The Company is potentially responsible party at several state and federal Superfund sites.

In October 1996, Indiana Harbor East was identified as a potentially responsible party under CERCLA for natural resource damages resulting from alleged releases of hazardous substances into the Grand Calumet River and Indiana Harbor Canal System. A consent decree was negotiated which became effective April 1, 2005. The consent decree requires the Company to pay a damage claim and provide reimbursement for assessment costs. At present the estimated future spending related to the outstanding liability associated with this Natural Resource Damages (NRD) action is approximately $5 million.

In January 2005, we received a Third Party Complaint by Alcoa Incorporated alleging that the Company is liable as successor to the interests of Hillside Mining Co., a company that Inland acquired in 1943, operated until the late 1940s and then sold the assets of in the early 1950s. Until such time as this matter is further developed, management is not able to estimate reasonably possible losses, or a range of such losses, the amounts of which may be material in relation to the Company’s financial position, results of operations and cash flows. The Company intens to defend itselfs fully in these matters.

The Company’s facilities are subject to a variety of permitting requirements under the Clean Air Act that restricts the type and amount of air pollutants that may be emitted from regulated emission sources.

In 2003, the Environmental Protection Agency (EPA) issued a final rule to reduce hazardous air pollutant (HAP) emissions from integrated iron and steel manufacturing facilities. The final rule will require affected facilities to meet standards reflecting the application of maximum achievable control technology (MACT) standards. Many of the Company’s facilities are subject to these new MACT standards, and controls are being installed to comply with the new MACT standards with capital expenditures of about $145 million through 2007.

Other Clean Air Act requirements, such as revisions to national ambient air quality standards for ozone, particulate matter, and mercury emissions may have significant impacts on the Company in the future, although the effects and associated costs will not be determined for many years. The Company also may be affected if the U.S. federal government or the states in which it operates begin to regulate emissions of greenhouse gases such as carbon dioxide. However, because the Company cannot predict what requirements will be imposed on it or the timing of such requirements, it is unable to evaluate the ultimate future cost of compliance with respect to these potential developments.

        In April 2006, the Maryland Department of Environment (MDE) notified the Company’s Sparrow’s Point facility of alleged violations of emissions limitations on volatile organic compounds from the facility’s sinter plant. The Company is discussing the allegations with MDE and expects to enter into a Consent Order Agreement to resolve the matter before the end of the year. The Consent Order is expected to impose a monetary penalty payment which is expected to be approximately $75,000.

The Company’s facilities also are subject to a variety of permitting requirements under the Clean Water Act, which restricts the type and amount of pollutants that may be discharged from regulatory sources into receiving bodies of waters, such as rivers, lakes and oceans. On October 17, 2002, the EPA issued regulations that require existing wastewater dischargers to comply with new effluent limitations. Several of our facilities are subject to the new regulations, and compliance with such regulations will be required as new discharge permits are issued for continued operation.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars)

Mittal Steel USA’s Weirton facility is subject to stipulated penalties for National Pollution Discharge Elimination System (NPDES) permit excursions under a 1996 Multimedia Consent Decree. In April, 2006 the Company was notified by the U.S. Dept. of Justice that it was demanding $231,000 in stipulated penalties for the time period May 17, 2004 through December 31, 2005. The Company paid the penalty in June 2006.

The Indiana Department of Environmental Management (IDEM) issued the Company’s Burns Harbor facility a Notice of Violation (NOV) on February 23, 2006 alleging NPDES permit excursions. The Company is evaluating the NOV and are in discussions with the IDEM to effect a resolution of this matter. It is possible that IDEM may seek a civil penalty with respect to the allegations; however such penalty is not expected to be material.

The Company anticipates spending approximately $108 million over the next 40 years, including $9 million over the next twelve months, to address the removal and disposal of Printed Circuit Board (PCB) equipment and asbestos material encountered during the operation of its facilities.

There are a number of other facilities and properties that the Company owns across the U.S., which may present incidental environmental liabilities. The estimated cost of future investigations and probable remediation at these sites is estimated to be about $9 million.

In addition to the above matters, the Company receives notices of violation relating to minor environmental matters from time to time in the ordinary course of business. The Company does not expect any material unrecorded reclamation requirements, fines or penalties to arise from these items and none of these involve potential individual monetary sanctions in excess of $100.

Mittal Steel Poland

The sale of Mittal Steel Poland by the government of Poland was part of an initiative to restructure the Polish steel industry. Pursuant to the acquisition agreement, the Company committed to make capital expenditures of $587 through December 2009, as well as to comply with the restructuring plan that the government of Poland agreed to with the European Commission as part of the European Union accession process, including the shutdown of some rolling and finishing facilities and minimum employment levels. Through June 30, 2006 Mittal Steel Poland has spent $108 towards this commitment.

Mittal Steel Poland’s Krakow unit (previously an independent legal entity owned by the State Treasury of Poland) entered into a composition agreement with its trade creditors (approved by the court in 2002). Outstanding balances are to be paid in installments without interest and 40% of the liability to be waived upon completion of all payments. The last installment is due in 2007. If Mittal Steel Poland fails to pay installments according to the agreed schedule, the portion waived ($82) would become due with interest for the period from the date the composition agreement was approved through the date of payment. Mittal Steel Poland was in compliance with these repayment obligations as of June 30, 2006.

Mittal Steel Poland applied to the Polish government for restructuring of public debts due to various government institutions. The agreement was made according to specified government aid programs for the steel industry and other entities important for the labor market in Poland. According to the agreement, outstanding balances due were to be paid in installments without interest. The last installment is due in 2010. If Mittal Steel Poland fails to pay installments according to agreed schedules, interest for the entire period following approval of the agreement would become due. Mittal Steel Poland was in compliance with these repayment obligations as of June 30, 2006.

Mittal Steel Poland has commitments towards the purchase of coal of about $600.

Mittal Steel Galati

The Company has committed to invest $175 (including $25 for environmental protection) to finance part of the total capital expenditure commitment of $351 (including $76 for environmental protection) at the 4 Mittal Steel entities in Romania over a ten year period ending in 2011. The amount committed to be spent is $55 and $44 for the years ending December 31, 2005 and 2006, respectively and thereafter $20 every year from sixth to tenth year.

Mittal Steel Ostrava

Mittal Steel Ostrava has committed to invest $243, including $20 for environmental investment, from 2003 to 2012. The majority of the investments are required to be made by 2007.

Mittal Steel Temirtau

        On December 26, 2001, Mittal Steel Temirtau had signed a contract with the Committee on Investments of the Ministry of Foreign Affairs of the Republic of Kazakhstan. Under this contract the Company, subject to market conditions, is required to invest in projects totaling $580 through 2006. The Company has invested $533 through June 30, 2006.

Mittal Steel Annaba and Mittal Steel Tebessa

The Company has committed to invest $140 at Mittal Steel Annaba over a ten year period commencing October 2001 of which $80 shall be invested in the first five years of operations to attain shipping levels of 1.2 million metric tons per year. Mittal Steel Annaba has spent $75 through June 30, 2006. Mittal Steel Annaba has committed to complete and realize the industrial pollution control program estimated to cost up to $25 over a ten-year period commencing October 2001 for which Mittal Steel Annaba has spent $4.4 through June 30, 2006. The Company also committed to invest $30 at Mittal Steel Tebessa over a ten-year period commencing October 2001, $20 of which is to be invested in the first five years of operations. The Company has spent $20 through June 30, 2006 towards this commitment.

Mittal Steel Kryviy Rih

The Company has committed to fulfill the privatization plan and the Post-Privatization Development Concept of Mittal Steel Kryviy Rih. Mittal Steel Kryviy Rih has committed to invest $500 from 2006 to 2010.

Other Subsidiaries

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars)

Environmental remediation for periods prior to the privatizations of the Company’s Operating Subsidiaries in the Czech Republic, Romania and Algeria are borne by the local governments in those countries. Environmental remediation relating to periods subsequent to the privatizations has been complied with, and accordingly there are no remediation liabilities for which the Company is responsible at June 30, 2006. The liability primarily relates to environmental remediation costs recognized (a) fully in terms of decommissioned facilities, and (b) pro-rated costs for facilities to be decommissioned in the future in terms of site-specific holistic environmental master plans developed in consultation with external consultants taking into consideration the appropriate statutory regulations.

Environmental Liabilities

The Company’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and Operating Subsidiaries. Previous owners of the Company’s facilities expended in the past, and the Company expects to expend in the future, substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. The Company believes that these environmental expenditures are not projected to have a material adverse effect on the Company’s consolidated financial position or on the Company’s competitive position with respect to other steelmakers subject to the same environmental requirements.

Legal Claims

Mittal Steel USA

In January 2005, the former Ispat Inland Inc. received a third party complaint by Alcoa Incorporated alleging that Indiana Harbor (East) is liable as successor to the interests of Hillside Mining Co., or Hillside, a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940s and then sold the assets of in the early 1950s. It is alleged in the complaint that since Hillside was operating in the area at the same time as Alcoa, if Alcoa is found to be liable in the original suit that was filed against it by approximately 340 individuals who live in the Rosiclare area of southern Illinois, then Indiana Harbor (East) should also be found liable, and there should be an allocation to Indiana Harbor (East) of the amount that would be owed to the original plaintiffs. Those original plaintiffs are alleging that the mining and processing operations allowed the release of fluorspar, manganese, lead and other heavy metal contaminants, causing unspecified personal injury and property damage. Indiana Harbor (East) has also been identified as a potentially responsible party by the Illinois Environmental Protection Agency in connection with this matter, which is currently requesting that Indiana Harbor (East) and other potentially responsible parties conduct Site Investigations of certain Areas of Concern. Until such time as this matter is further developed, management is not able to estimate reasonably possible losses, or a range of such losses, the amounts of which may be material in relation to Mittal Steel’s financial position, results of operations and cash flows. Indiana Harbor (East) intends to defend itself fully in these matters.

Mittal Canada

In March 2004, a group of residents in Nova Scotia brought a potential class action in the Supreme Court of Nova Scotia against various parties, including Mittal Canada, alleging various torts for damage allegedly caused by the steel plant and coke ovens formerly owned and occupied by Dominion Steel and Coal Corporation from 1927 to 1967. Mittal Steel acquired Mittal Canada in 1994 and the plaintiffs are attempting to establish that Mittal Canada thereby assumed the liabilities of the former occupiers. The plaintiffs are now seeking to have the claim approved as a class action, though the court has not yet issued a decision on this matter. Mittal Canada intends to file preliminary motions to set aside this claim at an early stage. Mittal Steel is currently unable to assess the outcome of these proceedings or the amount of Mittal Canada’s potential liability, if any.

Tréfileurope

In late 2002, three subsidiaries of Mittal Steel (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.), along with other European manufacturers of pre-stressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anti-competitive practices by these companies. Mittal Steel and its subsidiaries are cooperating fully with the European Commission in this investigation. The European Commission has not yet notified a Statement of Objections to any company of Mittal Steel. The European Commission can impose fines (up to a maximum of 10% of annual revenues) for breaches of EU competition law. Mittal Steel is currently unable to assess the ultimate outcome of the proceedings before the European Commission or the amount of any fines that may result.

Mittal Steel Galati

The Competition Council of Romania has commenced investigations against Mittal Steel Galati on certain commercial practices. The Company is cooperating fully with the authorities but cannot at present determine the outcome or estimate the amount or range of a potential fine that may be imposed on Mittal Steel Galati. No amount has been provided as of June 30, 2006.

Mittal Steel Roman & Mittal Steel Iasi

In June 2005 the Competition Council of Romania had begun an investigation concerning state aid received by Mittal Steel Roman and Mittal Steel Iasi in connection with their respective privatizations. Since the Company cannot determine the outcome of this investigation or estimate the amount or range of a potential recovery order that may be imposed, no amount has been provided as of June 30, 2006.

Mittal Steel South Africa

Mittal Steel South Africa is involved in a dispute with Harmony Gold, Cadac (Pty) Ltd., Barnes Group of Companies and others alleging that Mittal Steel South Africa is in violation of the Competition Act. Any adverse decision by the Competition Commission or Competition Tribunal in the Republic of South Africa would impact the pricing formulas used by Mittal Steel South Africa and may result in a fine not exceeding 10% of 2003 annual sales of Mittal Steel South Africa. The trial commenced in March 2006. Final arguments will take place in November 2006. The Company considers a negative outcome not probable, therefore no amount has been provided as of June 30, 2006. The amount of potential loss that may be incurred by Mittal Steel South Africa, ranges between $0 and $30.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars)

Mittal Steel South Africa is involved in a dispute with the South African Revenue Services in respect of the tax treatment of the first Business Assistance Agreement (BAA) payments of $ 83 in 2003 and $ 92 in 2004. An independent legal opinion has been obtained supporting the Companies taxation treatment of the payments. The Company considers a negative outcome not probable therefore no amount has been provided as of June 30, 2006. The amount of potential liability that may be incurred by Mittal Steel South Africa is difficult to estimate but may be of the order of $ 56.

Mittal Steel South Africa has capital equipment purchase commitments of amounts authorized and orders placed or contracted with the amount of $190 as of June 30, 2006.

Mittal Steel Kryviv Rih

In connection with its acquisition of Kryvorizhstal, Mittal Steel and the State Property Fund of Ukraine (the “SPF”) entered into an Agreement for Sale and Purchase of Shares dated October 28, 2005 (the “SPA”). The SPA includes various undertakings by Mittal Steel relating to innovation, investment, environmental and labor matters. There is currently a disagreement between Mittal Steel and the SPF concerning the interpretation of one of the undertakings made by Mittal Steel in the SPA relating to employee salary levels. By letter dated May 12, 2006, the SPF notified Mittal Steel that it considers Mittal Steel to be in non-compliance with one of its undertakings in the SPA, namely that the minimum salary level of workers is at least equal to the “subsistence” level indicated as such in the Ukrainian government budget. The parties differ as to whether the undertaking refers to the subsistence level so indicated at the time of the acquisition or to that indicated in each annual budget for five years. If resolution was not reached within thirty days following receipt by Mittal Steel of the SPF’s statement of claim (which took place on May 17, 2006), the SPF stated that it would have to refer the matter to arbitration. Arbitration has not been commenced. As a result of negotiation of the collective agreement with Trade Unions, pay levels are now compliant with the subsistence level of Ukrainian law although disagreement over the interpretation of the relevant provision of the SPA persists.

The SPA provides for final resolution of matters in dispute by arbitration before the International Commercial Arbitration Tribunal at the Chamber of Commerce and Industry of Ukraine in Kiev. Mittal Steel is not currently in a position to assess the specific remedies (e.g., monetary damages, specific performance and, conceivably, termination of the SPA) that would be sought by the SPF in such an arbitration.

Mittal Steel Ostrava

Since 2001 Mittal Steel Ostrava has been involved in a dispute with Kaiser Netherlands B.V. (“Kaiser”). In May 2006 judgment was given in Mittal Steel’s favor. Consequently, the amount of $34 initially provided for has been released to income during the second quarter of 2006.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars)

Note 12: Segment and geographic information

Management considers the Company’s steel operations to consist of three reportable segments, which are based on geographic regions and are comprised of the Americas, Europe and Asia & Africa. As the Company has no operations in its home country of the Netherlands, all of its sales are foreign sales.

Information concerning certain countries was as follows:

	for Three Months Ended June 30,		for Six Months Ended June 30,
	2006	2005	2006	2005
Americas
Revenues from external customers	$4,198	$3,453	$8,344	$5,350
Inter-segment revenues	2	19	4	43

Total Americas	4,200	3,472	8,348	5,393
Europe
Revenues from external customers	2,922	2,249	5,453	4,939
Inter-segment revenues	557	326	943	600

Total Europe	3,479	2,575	6,396	5,539
Asia & Africa
Revenues from external customers	1,564	1,933	2,995	3,822
Inter-segment revenues	180	179	307	323

Total Asia &Africa	1,744	2,112	3,302	4,145

Inter-segment elimination	(193)	(555)	(386)	(1,049)

Total	9,230	7,604	17,660	14,028

	for Three Months Ended June 30,		for Six Months Ended June 30,
	2006	2005	2006	2005
Operating Income Americas	447	447	788	1,015
Operating Income Europe	718	263	1,062	755
Operating Income Asia & Africa	327	678	609	1,309
Inter-segment operating income	25	3	75	32

Total	1,517	1,391	2,534	3,111

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars)

Note 13: Income Tax Expense

The income tax provision for the three months ended June 30, 2006 reflects an estimated annual effective tax rate of 25% (three months ended June 30, 2005 was 12%). The tax charge for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual forecast pretax income for the year. During the year, management regularly updates forecast estimates based on changes in various factors such as prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other postretirement benefits. To the extent that actual pretax results for domestic and foreign income in 2006 vary from forecast estimates applied at the end of the most recent interim period, the actual tax provision recognized in 2006 could be materially different from the forecast annual tax provision as of the end of the second quarter.

As of June 30, 2006, the amount of net deferred tax assets recorded in the second quarter was $1,109 net of an established valuation allowance of $67. As of December 31, 2005, the amount of net deferred tax assets recorded was $985, net of an established valuation allowance of $163.

Note 14: Subsequent Events

Acquisition of Arcelor (“Arcelor”)

On August 1, 2006, the Company obtained control of Arcelor through the acquisition of 91.9% of the issued and outstanding shares (on a fully diluted basis) and through subsequent transactions increased its ownership to 94.2% of the issued and outstanding shares of Arcelor and 19.9 million of Arcelor’s convertible bonds in exchange for a combination of 679,416,608 Mittal Steel class A common shares and approximately EUR 8 billion ($10.2 billion) in cash. The acquisition will be accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed will be recorded at their fair values as of the date of acquisition, resulting in a new basis of presentation of the Group in future periods. In addition, Mittal Steel will assume approximately EUR 9.6 billion ($12.2 billion) of Arcelor debt and capital lease obligations as a result of the transaction.

The cash portion of the offer was financed with cash resources available to the Company, the €5 billion credit facility and the remainder from the €2.8 million bridge facility.

Following the announcement of the final results of the offer, Standard & Poor’s lowered its long-term corporate credit rating on the Company from “BBB+” to “BBB” and removed the rating from Credit Watch with negative implications. On July 31, 2006, Moody’s confirmed its long-term corporate credit rating on the Company at Baa3 and placed the Company on Stable Outlook.

On August 1, 2006, the U.S. Department of Justice (the “DoJ”) announced that it had concluded that the acquisition by Mittal Steel of Arcelor was likely to substantially lessen competition in the market for tin mill products in the Eastern United States and filed in the U.S. District Court in Washington, D.C. a consent decree that Mittal Steel had previously signed with the DoJ on May 11, 2006. The consent decree requires the divestiture of Dofasco or, if Mittal Steel is unable to sell Dofasco, the divestiture of either Mittal Steel’s Sparrows Point facility in Maryland or Mittal Steel’s Weirton facility in West Virginia. The consent decree provides that the DoJ in its sole discretion would choose which plant would be sold. On January 26, 2006, Mittal Steel and ThyssenKrupp AG (“ThyssenKrupp”) had signed a letter agreement under which Mittal Steel would cause Arcelor to sell Dofasco to ThyssenKrupp if the Mittal Steel offer for Arcelor was successful and if Mittal Steel was able to exert management control over Arcelor “with the ability to sell Dofasco.” On April 3, 2006, Arcelor had announced that it had transferred approximately 89% of the shares of Dofasco to S3, an independent Dutch foundation, in order to prevent any sale of Dofasco for five years, unless S3’s board of directors decided to dissolve S3 earlier. After the consent decree was filed in federal court, the boards of both Mittal Steel and Arcelor requested the directors of S3 to dissolve the foundation in order to allow the sale of Dofasco. On November 10, 2006, however, S3’s directors unanimously decided not to dissolve and to retain the Dofasco shares, thereby continuing to prevent their sale. On December 22, 2006, ThyssenKrupp filed legal action against Mittal Steel in the District Court in Rotterdam, The Netherlands, seeking a court order directing Mittal Steel to cause Arcelor to file litigation to dissolve the S3. On January 23, 2007, the President of the Rotterdam District Court denied ThyssenKrupp’s petition.

On February 20, 2007, the DoJ informed the Company that it had selected the Sparrows Point steel mill located near Baltimore, Maryland for divestiture under the consent decree filed by the DoJ in August 2006. The selection of Sparrows Point by the DoJ ended the period during which Arcelor Mittal must hold Dofasco separate from its operations.

Proposed offer for Arcelor Brasil

        On September 25, 2006, the Comissão de Valores Mobiliários (“the CVM”), the Brazilian securities regulator, ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all the outstanding shares in Arcelor Brasil S.A. not owned by Arcelor or any other affiliate of Mittal Steel. Arcelor Brasil is a majority owned subsidiary of Arcelor. On October 26, 2006, Mittal Steel filed with the CVM a request for registration with respect to such offer, and filed an amended request on January 11, 2007. As per the amended request for registration filed by Mittal Steel, the value to be offered per Arcelor Brasil share is €12.12 (which may be accepted in the form of cash or a mixture of cash and shares, at the option of the holder), for a total value of approximately €2.6 billion (approximately $3.4 billion) for all Arcelor Brasil shares. On February 12, 2007, the CVM issued a letter stating that, according to the CVM’s interpretation of the applicable rules, the value Mittal Steel should offer per Arcelor Brasil share should be €4.57 in cash and 0.3942 Mittal Steel class A common shares, subject to a number of adjustments. The decision of the CVM is subject to administrative appeal and appeal before the Brazilian courts. Mittal Steel is presently evaluating its options in respect of such decision.

Interim dividend

On August 17, 2006, Mittal Steel announced an interim dividend of $0.125 per share. The cash dividend was paid on September 15, 2006 to Euronext Amsterdam, Euronext Brussels, Euronext Paris, Luxembourg Stock Exchange and Spanish Exchange shareholders (the “European Shareholders”) of record on September 4, 2006, and to New York Stock Exchange (“NYSE”) shareholders of record on September 7, 2006. The shares were traded commencing on September 5, 2006. European Shareholders received $0.125 per share in Euros, based on the European Central Bank exchange rate of September 1, 2006, and NYSE shareholders received $0.125 per share, both payable from September 15, 2006 onwards.

Combination of laser-welded tailored blanks businesses of Arcelor and Noble International, Ltd.

On October 27, 2006, the Company announced that it had signed a binding letter of intent to combine its laser-welded blanks business (TBA) with that of Noble International, Ltd. (NASDAQ: NOBL) (“Noble”), North America’s largest producer of laser-welded steel products. Upon completion of the transaction, the Company would receive approximately $300 million in a combination of cash and 9,375,000 shares of Noble common stock, and would become Noble’s largest stockholder, owning approximately 40% of its issued and outstanding common shares.

Disposal of Stahlwerk Thüringen GmbH (SWT)

On December 6, 2006, the Company announced that it had agreed to sell its wholly-owned subsidiary, SWT, to Grupo Alfonso Gallardo for an enterprise value of EUR 591 million in satisfaction of commitments made by the Company to the European Commission in connection with the acquisition of Arcelor. SWT is located in Unterwellenborn, Thüringen, Germany.

Disposal of Travi e Profilati di Pallanzeno (TPP) and 49.9% stake in San Zeno Acciai - Duferco S.p.A. (SZA)

On December 13, 2006, the Company announced that it had agreed to sell its wholly-owned subsidiary, Travi e Profilati di Pallanzeno (“TPP”), as well as its 49.9% stake in San Zeno Acciai - Duferco S.p.A. (SZA) to Duferco for an enterprise value of EUR 117 million in satisfaction of commitments made by the Company to the European Commission in connection with the acquisition of Arcelor. TPP is a rolling mill located close to the Lago Maggiore in Northern Italy.

Acquisition of Sicartsa, the leading Mexican long steel producer

On December 20, 2006, the Company announced the acquisition of Sicartsa, a Mexican integrated steel producer, from Grupo Villacero for an enterprise value of $1,439 million. The two companies will also create together a downstream strategic alliance. Sicartsa is a fully integrated producer of long steel, with an annual production capacity of approximately 2.7 million tonnes from its facilities in Mexico and Texas, USA. Through its wholly owned mine, linked directly to the plant via a slurry pipeline, Sicartsa has estimated iron ore reserves of 160 million tonnes, providing 30 years of reserves at current production rates.

Disposal of Huta Bankowa

On January 19, 2007, Mittal Steel announced it agreed to sell Huta Bankowa to Alchemia SA Capital Group, as part of its commitments to the European Commission during the recommended merger of Arcelor and Mittal Steel. Huta Bankowa, a 100% subsidiary of the Company, is located in Dabrowa Gornicza in Southern Poland.

Arcelor Mittal Trading Name

On January 30, 2007, Mittal Steel announced its intention to use its trading name Arcelor Mittal on its different stock exchange listings in order to better reflect the economic reality of the group.

Bin Jarallah Group of companies joint venture

        On February 14, 2007, Mittal Steel signed a joint venture agreement with the Bin Jarallah Group of companies for the design and construction of a seamless tube mill in Saudi Arabia. This state of the art facility will be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf. The mill will have a capacity of 500,000 tonnes per year. Construction is planned to commence at the end of the first quarter of 2008 and to be completed by the fourth quarter of 2009. Mittal Steel will hold a 51% interest in the company established for this project, with the Bin Jarallah Group holding the remaining 49%.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars)

Note 15: Financial Information for Issuer, Subsidiaries and Non-Guarantor Subsidiaries

On March 9, 2004, Ispat Inland ULC, a wholly owned limited purpose finance subsidiary, issued Senior Secured Notes. The notes are secured by a pledge of $800 of Mittal Steel USA’s First Mortgage Bonds, and are jointly, severally, fully and unconditionally guaranteed by Mittal Steel and certain of its existing and future domestic subsidiaries.

Presented below is condensed consolidating financial information as required by Rule 3-10 of Regulation S-X related to these notes for the following:

•	Mittal Steel on a parent company only basis;

•	Ispat Inland ULC, the issuer;

•	Mittal Steel’s guarantor subsidiaries on a combined basis;

•	Mittal Steel’s non-guarantor subsidiaries on a combined basis;

•	Mittal Steel consolidating adjustments; and

•	Mittal Steel and subsidiaries consolidated

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars)

Condensed consolidating statements of income for the three months ended June 30, 2006

	Mittal Steel - Parent Company	Ispat Inland ULC- Issuer Susidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel Non- Guarantor Subsidiaries	Mittal Steel- Consolidating Adjustments	Mittal Steel - Consolidated
Sales	$—	$—	$3,363	$5,870	$(3)	$9,230
Costs and expenses:

Cost of sales (exclusive of depreciation shown separately)	—	—	2,890	4,318	29	7,237
Depreciation	—	—	88	173	—	261
Selling, general and administrative	(9)	—	67	233	(24)	267
Other operating expenses	—	—	—	(52)	—	(52)

	(9)	—	3,045	4,672	5	7,713

Operating income	9	—	318	1,198	(8)	1,517

Other income (expense)-net	84	—	—	3	(84)	3

Income from equity method investments	926	—	25	(21)	(917)	13
Financing costs:
Interest income (expense) - net	(5)	(3)	(47)	(1)	(46)	(102)
Net gain (loss) from foreign exchange transactions	1	—	—	74	—	75

Income before taxes and minority interest	1,015	(3)	296	1,253	(1,055)	1,506

Income tax (benefit) expense:

Current	—	—	62	219	—	281
Deferred	—	(1)	56	34	—	89

Income (loss) before minority interest	1,015	(2)	178	1,000	(1,055)	1,136

Minority Interest	—	—	—	(121)	—	(121)

Net income (loss)	$1,015	$(2)	$178	$879	$(1,055)	$1,015

Condensed consolidating statements of income for the six months ended June 30, 2006

	Mittal Steel - Parent Company	Ispat Inland ULC- Issuer Susidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel Non- Guarantor Subsidiaries	Mittal Steel- Consolidating Adjustments	Mittal Steel - Consolidated
Sales	$—	$—	$6,718	$10,947	$(5)	$17,660
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately)	—	—	5,821	8,275	(5)	14,091
Depreciation	—	—	180	368	—	548
Selling, general and administrative	44	—	147	404	(37)	558
Other operating expense (income)	—	—	—	(71)		(71)

	44	—	6,148	8,976	(42)	15,126

Operating income	(44)	—	570	1,971	37	2,534

Other income (expense) – net	95	—	—	9	(94)	10

Income from equity method investments	1,697	—	42	(21)	(1,680)	38
Financing costs:	—	—	—	—	—	—
Interest income (expense) - net	10	(4)	(93)	(24)	(101)	(212)
Net gain (loss) from foreign exchange transactions	—	—	—	80	—	80

Income before taxes and minority interest	1,758	(4)	519	2,015	(1,838)	2,450
Income tax (benefit) expense:

Current	—	—	82	350	—	432
Deferred	—	(2)	97	(41)	—	54

Income (loss) before minority interest	1,758	(2)	340	1,706	(1,838)	1,964

Minority Interest	—	—	—	(206)	—	(206)

Net income (loss)	$1,758	$(2)	$340	$1,500	$(1,838)	$1,758

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating statements of comprehensive income for the three months ended June 30, 2006

	Mittal Steel - Parent Company	Ispat Inland ULC- Issuer Susidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel Non- Guarantor Subsidiaries	Mittal Steel - Eliminations	Mittal Steel - Consolidated
Net income	$1,015	$(2)	$178	$879	$(1,055)	$1,015
Other comprehensive income (loss)	(301)	—	7	(309)	302	(301)

Comprehensive income (loss)	$714	$(2)	$185	$570	$(753)	$714

Condensed consolidating statements of comprehensive income for the six months ended June 30, 2006

	Mittal Steel - Parent Company	Ispat Inland ULC- Issuer Susidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel Non- Guarantor Subsidiaries	Mittal Steel - Eliminations	Mittal Steel - Consolidated
Net income	$1,758	$(2)	$340	$1,500	$(1,838)	$1,758
Other comprehensive income (loss)	(230)	—	(23)	(209)	232	(230)

Comprehensive income (loss)	$1,528	$(2)	$317	$1,291	$(1,606)	$1,528

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating balance sheet as of June 30, 2006

	Mittal Steel - Parent Company	Ispat Inland ULC- Issuer Subsidiary	Mittal Steel Guarantor Subsidiaries	Mittal Steel Non-Guarantor Subsidiaries	Mittal Steel Consolidating Adjustments	Mittal Steel - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$61	$1	$(2)	$2,061	$—	$2,121
Restricted Cash	987	—	2	65	—	1,054
Short-term investments	—	—	—	14	—	14
Trade accounts receivable	—	—	893	2,002	—	2,895
Inventories	—	—	2,505	3,351	—	5,856
Prepaid expenses and other current assets	1,007	—	150	981	(1,116)	1,022
Deferred tax assets	—	—	—	195	—	195

Total current assets	2,055	1	3,548	8,669	(1,116)	13,157
Property, plant and equipment – net	—	—	5,543	9,786	—	15,329
Investments in affiliates	13,085	90	496	34,785	(47,302)	1,154
Deferred tax assets	—	—	—	914	—	914

Other assets	3,226	439	595	1,543	(3,562)	2,241

Total assets	$18,366	$530	$10,182	$55,697	$(51,980)	$32,795

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Payable to banks and current portion of long-term debt	$—	$—	$25	$144	$—	$169

Trade accounts payable	46	—	944	1,627	—	2,617
Accrued expenses and other current liabilities	1,852	25	1,369	1,527	(1,908)	2,865
Deferred tax liabilities- current	—	—	—	160	—	160

Total current liabilities	1,898	25	2,338	3,458	(1,908)	5,811
Long-term debt	4,925	420	2894	1970	(2,120)	8,089
Deferred tax liabilities — non current	—	(2)	—	1,465	—	1,463
Deferred employee benefits	—	—	1,901	705	—	2,606
Other long-term obligations	—	—	574	694	—	1,268

Total liabilities	6,823	443	7,707	8,292	(4,028)	19,237
Minority Interest	—	—	—	2,015	—	2,015
Shareholders’ equity	11,543	87	2,475	45,390	(47,952)	11,543

Total liabilities and shareholders’ equity	$18,366	$530	$10,182	$55,697	$(51,980)	$32,795

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating statements of cash flows for the six months ended June 30, 2006

	Mittal Steel - Parent Company	Ispat Inland ULC- Issuer Subsidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel Non- Guarantor Subsidiaries	Mittal Steel Consolidating Adjustments	Mittal Steel – Consolidated
Net cash provided by operating activities	$4,031	$151	$457	$817	$(3,349)	$2,107

Investing activities:
Purchases of property, plant and equipment	—	—	(156)	(455)	—	(611)
Proceeds from sale of assets and investments including affiliates and joint ventures	—	—	3	29	—	32
Acquisition of net assets of subsidiaries, net of cash acquired	—	—	—	(34)	—	(34)
Restricted Cash	(987)	—	6	27	—	(954)
Investment in affiliates and joint ventures	12	—	—	(8)	(13)	(9)
Other investing activities	—	—	11	(3)	—	8

Net cash used in investing activities	(975)		(136)	(444)	(13)	(1,568)

Financing activities:
Proceeds from payable to banks	—	—	—	46	—	46
Proceeds from long-term debt	4,348	(150)	—	164	—	4,362
Proceeds from long-term debt payable to affiliated and joint ventures	(3,132)	—	1	—	3,131	—
Debt issuance cost	(9)	—	—	(48)	—	(57)
Payments of payable to banks	—	—	(23)	(105)	—	(128)
Payments of long-term debt	(4,025)	—	(65)	(297)	—	(4,387)
Payments of long-term debt payable to affiliated	—	(1)	(230)	—	231	—
Purchase of treasury stock	—	—	—	1	—	1
Sale of treasury stock	1	—	—	—	—	1
Dividends	(176)	—	(12)	(53)	—	(241)
Others	(53)	—	(3)	56	—	—

Net cash provided by (used in) financing activities	(3,046)	(151)	(332)	(236)	3,362	(403)

Net increase (decrease) in cash and cash equivalents	10	—	(11)	137	—	136
Effect of exchange rate changes - cash	1	—	—	(51)	—	(50)

Cash and cash equivalents:
At the beginning of the year	50	1	9	1,975	—	2,035

At the end of the year	$61	$1	$(2)	$2,061	$—	$2,121

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating statements of income for the three months ended June 30, 2005

	Mittal Steel - Parent Company	Ispat Inland ULC-Issuer Subsidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel Non- Guarantor Subsidiaries	Mittal Steel - Consolidating Adjustments	Mittal Steel - Consolidated
Sales	$—	$—	$2,553	$5,127	$(76)	$7,604
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately )	—	—	2,220	3,608	(80)	5,748
Depreciation	—	1	60	131	—	192
Selling, general and administrative expenses	22	—	63	196	(8)	273

Operating income	(22)	(1)	210	1,192	12	1,391

Other income (expense) – net	41	—	(3)	30	(33)	35

Income from equity method investments	1,060	—	(6)	38	(1,060)	32
Financing costs:
Interest income (expense) - net	11	—	(41)	(25)	—	(55)
Net gain (loss) from foreign exchange transactions	—	—	—	4	—	4

Income before taxes and minority interest	1,090	(1)	160	1,239	(1,081)	1,407
Income tax (benefit) expense:

Current	—	—	11	150	—	161
Deferred	—	(1)	30	(25)	—	4

Net income (loss) before minority interest	1,090	—	119	1,114	(1,081)	1,242

Minority Interest	—	—	—	(152)	—	(152)

Net income (loss)	$1,090	$—	$119	$962	$(1,081)	$1,090

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating statements of income for the six months ended June 30, 2005

	Mittal Steel - Parent Company	Ispat Inland ULC-Issuer Subsidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel Non- Guarantor Subsidiaries	Mittal Steel - Consolidating Adjustments	Mittal Steel - Consolidated
Sales	$—	$—	$3,457	$10,747	$(176)	$14,028
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	—	2,876	7,295	(134)	10,037
Depreciation	—	3	85	267	—	355
Selling, general and administrative expenses	31	—	71	414	10	526

Operating income	(31)	(3)	425	2,771	(52)	3,110

Other income (expense) – net	43	—	(8)	39	(34)	40

Income from equity method investments	2,212	—	(6)	53	(2,212)	47
Financing costs:
Interest income (expense) - net	13	1	(59)	(44)	1	(88)
Net gain (loss) from foreign exchange	—	—	—	17	—	17

Income before taxes and minority interest	2,237	(2)	352	2,836	(2,297)	3,126
Income tax (benefit) expense:

Current	—	—	39	410	2	451
Deferred	—	(1)	86	28	(2)	111

Income (loss) before minority interest	2,237	(1)	227	2,398	(2,297)	2,564

Minority Interest	—	—	—	(327)	—	(327)

Net income (loss)	$2,237	$(1)	$227	$2,071	$(2,297)	$2,237

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating statements of comprehensive income for the three months ended June 30, 2005

	Mittal Steel - Parent Company	Ispat Inland ULC-Issuer Subsidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel Non- Guarantor Subsidiaries	Mittal Steel - Consolidating Adjustments	Mittal Steel - Consolidated
Net income (loss)	$1,090	$—	$119	$962	$(1,081)	$1,090
Other comprehensive income (loss)	(351)	—	—	(349)	349	(351)

Comprehensive income (loss)	$739	$—	$119	$613	$(732)	$739

Condensed consolidating statements of comprehensive income for the six months ended June 30, 2005

	Mittal Steel - Parent Company	Ispat Inland ULC-Issuer Subsidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel Non- Guarantor Subsidiaries	Mittal Steel - Consolidating Adjustments	Mittal Steel - Consolidated
Net income (loss)	$2,237	$(1)	$227	$2,071	$(2,297)	$2,237
Other comprehensive income (loss)	(761)	—	—	(726)	726	(761)

Comprehensive income (loss)	$1,476	$(1)	$227	$1,345	$(1,571)	$1,476

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating balance sheet as of December 31, 2005

	Mittal Steel - Parent Company	Ispat Inland ULC- Issuer Subsidiary	Mittal Steel Guarantor Subsidiaries	Mittal Steel Non- Guarantor Subsidiaries	Mittal Steel Consolidating Adjustments	Mittal Steel - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$50	$—	$9	$1,976	$—	$2,035
Restricted cash	—	—	8	92	—	100
Short-term investments	—	—	—	14	—	14
Trade accounts receivable	—	—	768	1,519	—	2,287
Inventories	—	—	2,495	3,549	(8)	6,036
Prepaid expenses and other current assets	836	—	131	1,587	(1,314)	1,240

Total current assets	886	—	3,411	8,737	(1,322)	11,712
Property, plant and equipment – net	—	—	5,743	9,796	—	15,539
Investments in affiliates	11,613	—	488	36,747	(47,661)	1,187
Other assets	2,972	564	578	4,166	(5,676)	2,604

Total assets	$15,471	$564	$10,220	$59,446	$(54,659)	$31,042

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payable to banks and current portion of long term debt	$—	$—	$42	$292	$—	$334
Trade accounts payable	—	—	997	1,507	—	2,504
Accrued expenses and other current liabilities	720	25	1,142	2,204	(1,314)	2,777

Total current liabilities	720	25	2,181	4,003	(1,314)	5,615
Long-term debt	4,601	569	3,091	5,280	(5,567)	7,974
Deferred employee benefits	—	—	1,975	531	—	2,506
Other long-term obligations	—	—	685	2,388	(110)	2,963

Total liabilities	5,321	594	7,932	12,202	(6,991)	19,058
Minority Interest	—	—	—	1,834	—	1,834
Shareholders’ equity	10,150	(30)	2,288	45,410	(47,668)	10,150

Total liabilities and shareholders’ equity	$15,471	$564	$10,220	$59,446	$(54,659)	$31,042

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating statements of cash flows for the six months period ended June 30, 2005

	Mittal Steel Parent Company	Ispat Inland ULC-Issuer Subsidiary	Ispat Inland – Guarantor Subsidiaries	Mittal Steel Non- Guarantor Subsidiaries	Mittal Steel Others & Eliminations	Mittal Steel – Consolidated
Net cash provided by operating activities	$187	$(20)	$154	$1,415	$212	$1,948

Investing activities:
Purchases of property, plant and equipment	—	—	(33)	(427)	—	(460)
Proceeds from sale of assets and investments including affiliates and joint ventures	—	—	—	29	—	29
Acquisition of net assets of subsidiaries, net of cash acquired	—	—	—	(1,306)	—	(1,306)
Restricted cash	(342)	—	—	(200)	—	(542)
Investment in affiliates and joint ventures	(1,922)	—	—	2,002	(58)	22
Other investing activities	—	—	—	(1)	—	(1)

Net cash provided used in investing activities	(2,264)	—	(33)	97	(58)	(2,258)

Financing activities:
Proceeds from payable to banks	—	—	230	1,114	—	1,344
Proceeds from long-term debt	1,350	—	—	1,749	—	3,099
Proceeds from long-term debt payable to affiliated	—	20	2	17	(39)	—
Debt issuance cost	(10)	—	—	—	—	(10)
Payments of payable to banks	—	—	(153)	(1,062)	—	(1,215)
Payments of long-term debt payable to unrelated parties	(1,000)	—	(1)	(323)	—	(1,324)
Payments of long-term debt payable to affiliated	—	—	(240)	201	39	—
Sale of treasury stock	6	—	—	—	—	6
Capital contribution	1,913	—	—	(2,113)	200	—
Dividends	—	—	—	(1,453)	(348)	(1,801)
Others	(10)	—	—	(8)	—	(18)

Net cash provided by (used in) financing activities	2,249	20	(162)	(1,878)	(148)	81
Net increase (decrease) in cash and cash equivalents	172	—	(41)	(366)	6	(229)

Effect of exchange rate changes on cash	—	—	—	(217)	—	(217)

Cash and cash equivalents:

At the beginning of the period	12	1	42	2,446	(6)	2,495

At the end of the period	$184	$1	$1	$1,863	$—	$2,049